

12025064



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/20/12

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Ronald O. Mueller
Gibson, Dunn, & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-12

Re: General Electric Company
Incoming letter dated January 20, 2012

Dear Mr. Mueller:

This is in response to your letter dated January 20, 2012 concerning the shareholder proposal submitted to GE by William Steiner. We also have received letters on the proponent's behalf dated January 24, 2012 and January 25, 2012. On January 10, 2012, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

The company January 20, 2012 letter incredulously insists that "all shareholders" must know "the NYSE's independence standards" in regard to shareholder proposals which are limited to only 500-words.

Yet the company does not even volunteer to include a description of "the NYSE's independence standards" in its GE Governance Principles which are 4500-words and have no limit on the number of words.

Apparently the company position is that for "all shareholders" to know "the NYSE's independence standards" is important only when it can be used as a tool to avoid rule 14a-8 proposals.

It is shameful that a company as large as General Electric outsourcers its corporate governance and the result is a disingenuous position supported by tons of tedium.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

The company January 20, 2012 letter incredulously insists that "all shareholders" must know "the NYSE's independence standards."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax 202.530.9569
RMueller@gibsondunn.com

Client C 32016-00092

January 20, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Revised Shareowner Submission of William Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 13, 2011, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). The Proposal requests that the Company adopt a policy to require that the chairman of the Company's Board of Directors be an independent director as defined by the standard of the New York Stock Exchange ("NYSE").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Specifically, as discussed in the No-Action Request, we believe the Proposal is impermissibly vague and indefinite because (A) it refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines; and (B) the supporting statement's description of the Proposal conflicts with the language of the Proposal.

The Proponent submitted letters to the Staff responding to the No-Action Request on December 18, 2011, December 29, 2011, December 30, 2011, January 4, 2012, January 8, 2012 and January 17, 2012, attached as Exhibit A (collectively, the "Response Letters"). On January 10, 2012, the Staff stated that it was unable to concur that the Proposal could be excluded under Rule 14a-8(i)(3). We write this letter because the Response Letters contain inaccurate information and further reinforce our view that the Proposal is vague and misleading to a degree that justifies exclusion under Rule 14a-8(i)(3) and because we believe that the Staff's January 10, 2012 letter is inconsistent with established precedent concurring with the exclusion under Rule 14a-8(i)(3) of proposals that reference an external standard without adequately describing the standard and that explain the proposal as operating in a manner that is inconsistent with the language of the proposal. For the reasons discussed below and in the No-Action Request, we continue to believe that the Proposal is misleading because the Proposal is so inherently vague and indefinite that neither the shareowners voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with reasonable certainty exactly what actions or measures the Proposal requires.

A. The Proposal Is Excludable Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Response Letters demonstrate that shareowners will not be able to understand the independence standards required under the Proposal. The Proponent asserts in the Response Letters that the Company relies upon the substantive provisions of the NYSE standard of director independence in its corporate governance principles (the "Governance Principles"), and in this regard, the Proponent cites to certain statements in the Governance Principles. However, the fact that the Company's standards for director independence "conform to" and satisfy the requirements of the NYSE does not mean that the Company's standards are identical to the minimum requirements of the NYSE. As we stated in the No-Action Request and as the Company states on page 2 of the Governance Principles (attached to the Response Letter captioned "#3 Rule 14a-8 Proposal"), the Company has adopted its own guidelines for director independence which conform to (that is, satisfy the requirements of), but are in some instances more exacting than, the NYSE requirements. As reflected by another provision in the Governance Principles cited by the Proponent, it is in fact possible for a director to satisfy the NYSE standards for independence and not satisfy the Company's standards for independence. Moreover, the Proponent concedes that the Governance Principles do not describe the NYSE standards. Instead, the Governance Principles set forth the text of the Company's independence standards, not the NYSE standards. Thus, a shareowner who – as the Proponent did – looks to the Company's Governance Principles and sees the Company's standards of independence set forth therein will not know how the Company's standards differ from the NYSE's standards and will not have learned what the NYSE's independence standards require. Shareowners instead may only become confused and uncertain as to what standard of independence would apply under the Proposal and may incorrectly conclude that the Company's standards for director independence are the same as those of the NYSE. Thus, looking to the materials cited by the Proponent does not provide any further information to shareowners as to what the Proposal would require.

More significantly, regardless of how the Company describes its guidelines for director independence in its Governance Principles, the fact remains that the substantive provisions of the NYSE standard of director independence will not be described at any point in the Company's proxy statement. As noted in the No-Action Request, the Proposal does not explain the substantive provisions of the NYSE standard of director independence, and the Company's guidelines, as disclosed on the Company's website pursuant to Item 407(a)(2) of Regulation S-K, differ from the NYSE's standards. As a result, the Company's proxy statement will not contain any description of the substantive provisions of the NYSE standard of director independence. The Proposal's reference to the NYSE standard of independence is a central feature of the Proposal that serves to define the specific requirements that a director would have to satisfy in order to be permitted to serve as chairman of the Board of Directors under the Proposal's provisions. As a result, shareowners will not be able to fully appreciate the implications of voting "For" or "Against" the Proposal and, as demonstrated by the Response Letters, in fact may inaccurately believe that those standards are the same as the Company's independence standards. As the Staff has concurred on numerous occasions, where a proposal calls for the full implementation of an external standard, as is the case here, merely referencing the standard or describing only some of the standard's substantive provisions provides insufficient guidance to shareowners who must consider and vote upon the proposal. The Proponent does not address this concern in the Response Letters and instead demonstrates the fact that the NYSE's independence standards are not known or understood by all shareowners. Notwithstanding the Proponent's assertion regarding the Company's Governing Principles, the fact remains that shareowners will not have the necessary information from which to make an informed decision on the specific requirements the Proposal would impose. We are concerned that the Staff's January 10, 2012 response to the No-Action Request likewise may have taken into account the Proponent's inaccurate statements regarding the Company's independence standards.

Likewise, we are concerned that the Staff's response to the No-Action Request reflects a departure from the precedent cited in the No-Action Request and embarks upon a "slippery slope" of seeking to determine when external standards that are not defined or explained in a proposal will, or will not, be understood by shareowners. The Response Letters demonstrate the danger of any such undertaking. As a result, we continue to believe that the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

B. The Proposal Is Excludable Because The Supporting Statement Explains The Proposal As Operating In A Manner That Is Inconsistent With The Language Of The Proposal.

In the Response Letters, the Proponent does not address the substance of the Company's argument that the Proposal contains inconsistent and conflicting language but instead asserts that the Company has not explained its rationale for distinguishing between the "Resolved" clause and the sentence that conflicts with the Proposal's requirement that, "whenever possible" the chairman be an independent director.[1] As noted in the No-Action Request, the first paragraph of the Proposal states that shareowners resolve to require the "board of directors to adopt a policy that, *whenever possible*, the chairman of our board shall be an independent director..." (emphasis added). The same paragraph also contains a variety of additional requirements, including that the requested policy not violate existing contractual obligations and that it specify how to select a new independent chairman if the current chairman ceases to be independent between annual shareholder meetings. However, in a separate paragraph, the Proposal states that "this proposal gives the option of being phased in and implemented when our next CEO is chosen." Subsequent paragraphs contain additional commentary on the Proposal.

Regardless of whether the sentence stating that the Proposal may be "phased in" is viewed as part of the "Resolved" clause in the Proposal or is considered as part of the Supporting Statements, we continue to believe that the Proposal is impermissibly vague and indefinite because the second paragraph's assertion that the Proposal can be "phased in" directly conflicts with the statement in the first paragraph that the Proposal is to be implemented "whenever possible." As noted in the No-Action Request, these statements impose significantly different timing requirements for implementing the Proposal.[2] As a result,

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[1] The Proponent also asserts that the absence of this second argument in no-action request letters submitted by other companies where the Proponent has submitted a similar proposal suggests "mixed feelings" about the merits of the argument. However, the proposals to which the Proponent refers, unlike the Proposal, did not contain the additional sentence stating that the proposal could be "phased in" at a later date. Accordingly, the no-action request letters submitted by those companies did not make an argument similar to that in Section B of the No-Action Request because the proposals submitted at the respective companies did not contain the conflicting language addressed in the No-Action Request.

[2] To hold differently – that is, to take the position that the two standards do not conflict – means that companies receiving a proposal asking that they have an independent chair "whenever possible" but not having the language regarding phasing in the proposal could nonetheless substantially implement the proposal by stipulating that they will name an independent chairman when their current chairman retires. We recognize that in some instances the timing of implementing a proposal is not viewed as affecting whether the proposal has been substantially implemented. In the case of the Proposal, however, where the first paragraph would require immediate or prompt implementation (which theoretically would be possible at the Company, since the chief executive officer does not

[Footnote continued on next page]

shareowners reading the Proposal and the Company in implementing the Proposal would be unable to determine whether the policy requested would or should go into effect immediately or at some later, undefined date. Treating both statements as part of the "Resolved" clause of the Proposal does not eliminate this inherent conflict as to when the Proposal must be implemented; whether read as part of the Proposal or part of the Supporting Statements, the second paragraph calls for a standard and action that conflicts with the language of the first paragraph. Accordingly, regardless of how the second paragraph is characterized, the Proposal is inherently vague and indefinite and therefore excludable under Rule 14a-8(i)(3).[3] Therefore, we request that the Staff reconsider its January 10, 2012 response and permit the exclusion of the Proposal.

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

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[Footnote continued from previous page]

have a contractual right to serve as chairman) and the second paragraph would permit a delay of nine or more years in implementation, we believe the difference in timing is so significant as to call for two distinct, and conflicting, actions.

3 The Proponent's response dated January 17, 2012 also states that the Company is "free to oppose this proposal in its proxy statement with the same claims made in its no action request. And then the shareholders could decide what they think of the [C]ompany's arguments..." This statement assumes, rather circuitously, that the Proposal is so clear that the shareholders would have a reasonable certainty of being able to determine what the Proposal requires.

assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
William Steiner
John Chevedden

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Electric Company (GE)
Special Meeting Topic
William Steiner

Ladies and Gentlemen:

This responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

To promote its view the company implicitly makes the controversial claim that the New York Stock Exchange and the Council of Institutional Investors are equally important to the functioning of public companies. The Council of Institutional Investors may have a staff in the neighborhood of 10 people.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

It is interesting that some of the similarly worded Gibson Dunn no action requests on this same resolved text, which was also submitted to other companies, include lengthy Item B on page 5 and others do not. This would seem to indicate mixed feelings about Item B by those who agree on avoidance of rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

The company already relies on the Director independence standard of the New York Stock Exchange according to the "GE Governance Principles" attached. The GE Principles do not describe the substantive provisions of the NYSE standard of director independence.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>



GE Governance Principles

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an ongoing and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management

GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the Company for its shareowners. The board of directors is elected by the shareowners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board

The board of directors has eight scheduled meetings a year at which it reviews and discusses the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

b. providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

c. reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions;

d. assessing major risks facing the Company — and reviewing options for their mitigation; and

e. ensuring processes are in place for maintaining the integrity of the Company - the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications

Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing a range experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the Company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Positions held as of November 2002 in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

When a director's principal occupation or job responsibilities change significantly during his or her tenure as a director, that director shall tender his or her resignation for consideration by the nominating and corporate governance committee. The nominating and corporate governance committee will recommend to the board the action, if any, to be taken with respect to the resignation.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 in special circumstances.

4. Independence of Directors

A majority of the directors will be independent directors, as independence is determined by the board, based on the guidelines set forth below.

All future non-management directors will be independent. GE seeks to have a minimum of ten independent directors at all times, as independence is determined by the board based on the guidelines set forth below, and it is the board's goal that at least two-thirds of the directors will be independent. Directors who do not satisfy GE's independence guidelines also make valuable contributions to the board and to the Company by reason of their experience and wisdom.

For a director to be considered independent, the board must determine that the director does not have any direct or indirect material relationship with GE. The board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing requirements (NYSE rules). In addition to applying these guidelines, the board will consider all relevant facts and circumstances in making an independence determination.

The board will make and publicly disclose its independence determination for each director when the director is first elected to the board and annually thereafter for all nominees for election as directors. If the board determines that a director who satisfies the NYSE rules is independent even though he or she does not satisfy all of GE's independence guidelines, this determination will be disclosed and explained in the next proxy statement.

In accordance with NYSE rules, independence determinations under the guidelines in section (a) below will be based upon a director's relationships with GE during the 36 months preceding the determination. Similarly, independence determinations under the guidelines in section (b) below will be based upon the extent of commercial relationships during the three completed fiscal years preceding the determination.

a. A director will not be independent if:

i. the director is employed by GE, or an immediate family member is an executive officer of GE;

ii. the director receives any direct compensation from GE, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

iii. an immediate family member receives more than $120,000 per year in direct compensation from GE;

iv. the director is affiliated with or employed by GE's independent auditor, or an immediate family member is affiliated with or employed by GE's independent auditor and such immediate family member personally works or worked on GE's audit; or

v. a GE executive officer is on the compensation committee of the board of directors of a company which employs the GE director or an immediate family member as an executive officer.

b. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with GE and the sales by that company to GE or purchases by that company from GE, in any single fiscal year during the evaluation period, are more than the greater of two percent of the annual revenues of that company or $1 million.

c. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or an immediate family member is an executive officer, of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other at the end of the last completed fiscal year is more than two percent of the other company's total consolidated assets.

d. A director will not be independent if, at the time of the independence determination, the director serves as an executive officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are the greater of $200,000 or one percent of that organization's annual consolidated gross revenues during its last completed fiscal year. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.)

5. Size of Board and Selection Process

The directors are elected each year by the shareowners at the annual meeting of shareowners. Shareowners may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 13 to 17 directors.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

This is further in regard to the company's lengthy Item B that was mentioned in the proponent party December 29, 2011 letter:
"It is interesting that some of the similarly worded Gibson Dunn no action requests on this same resolved text, which was also submitted to other companies, include lengthy Item B on page 5 and others do not. This would seem to indicate mixed feelings about Item B by those who agree on avoidance of rule 14a-8 proposals."

This lengthy Item B also fails to give a rule to support how part of the proposal can be called the resolved statement and how part of the proposal can be called the supporting statement.

Plus the company seems to base its argument on a purported impossibility that its CEO could depart suddenly for a better opportunity or otherwise.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

[GE: Rule 14a-8 Proposal, November 10, 2011]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $15 million for our CEO Jeffrey Immelt. The Corporate Library said executive pay policy had worsened at our company.

Mr. Immelt received a mega-grant of two million stock options in 2010. Our four other Named Executive Officers (NEOs) received mega-grants of one million options. It was the only equity pay given to NEOs in 2010. To be effective, equity pay given as a long-term incentive should include performance-vesting features and not provide rewards due to a rising market alone.

Mr. Immelt's $4 million annual bonus was determined at the discretion of our Executive Pay Committee. Immelt's increase in pension was $6.3 million.

We had too many directors (16) – unwieldy board concern and potential for CEO dominance. Three directors were on 4 boards each – overextension concern. Six of our 16 board members had been on our board for 12 to 19 years – succession-planning concern.

Roger Penske was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with Delphi Corporation which filed for bankruptcy. Penske was also an inside-related director.

Douglas Warner had more than 19-years tenure (independence concern) and held seats on our key audit, executive pay and nomination committees. Andrea Jung and James Tisch received our highest negative votes. And Mr. Tisch had only been a director since 2010.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

To promote its view the company implicitly makes the controversial claim that the New York Stock Exchange and the Council of Institutional Investors are equally important in setting standards for NYSE member companies. The company is listed on the NYSE.

The Council does not have the power to set listing standard for companies on the NYSE. And the Council of Institutional Investors may have a staff of only 10 employees.

The GE Governance Principles are 4500-words and yet still do not find it necessary to give the "substantive provisions" of the "[NYSE] external set of guidelines" that are referred to in GE's Governance Principles. On the other hand rule 14a-8 proposals are limited to only 500-words.

The company second-guesses how *Allegheny Energy, Inc.* (February 12, 2010) might have been decided had circumstances been different.

The lengthy company Item B fails to give a rule to support how part of a proposal can be called the resolved statement and how part of a proposal can be called the supporting statement. The company does not describe its purported formula for determining that consecutive words must belong to the supporting statement instead of the resolved statement.

Plus the company seems to base its argument on a purported impossibility that its CEO could depart suddenly for a better opportunity or otherwise – even the day after this proposal could be adopted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>



GE Governance Principles

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an ongoing and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management
GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the Company for its shareowners. The board of directors is elected by the shareowners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board
The board of directors has eight scheduled meetings a year at which it reviews and discusses the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

b. providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

c. reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions;

d. assessing major risks facing the Company — and reviewing options for their mitigation; and

e. ensuring processes are in place for maintaining the integrity of the Company - the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications
Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing a range experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the Company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Positions held as of November 2002 in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

When a director's principal occupation or job responsibilities change significantly during his or her tenure as a director, that director shall tender his or her resignation for consideration by the nominating and corporate governance committee. The nominating and corporate governance committee will recommend to the board the action, if any, to be taken with respect to the resignation.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 in special circumstances.

4. Independence of Directors

A majority of the directors will be independent directors, as independence is determined by the board, based on the guidelines set forth below.

All future non-management directors will be independent. GE seeks to have a minimum of ten independent directors at all times, as independence is determined by the board based on the guidelines set forth below, and it is the board's goal that at least two-thirds of the directors will be independent. Directors who do not satisfy GE's independence guidelines also make valuable contributions to the board and to the Company by reason of their experience and wisdom.

For a director to be considered independent, the board must determine that the director does not have any direct or indirect material relationship with GE. The board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing requirements (NYSE rules). In addition to applying these guidelines, the board will consider all relevant facts and circumstances in making an independence determination.

The board will make and publicly disclose its independence determination for each director when the director is first elected to the board and annually thereafter for all nominees for election as directors. If the board determines that a director who satisfies the NYSE rules is independent even though he or she does not satisfy all of GE's independence guidelines, this determination will be disclosed and explained in the next proxy statement.

In accordance with NYSE rules, independence determinations under the guidelines in section (a) below will be based upon a director's relationships with GE during the 36 months preceding the determination. Similarly, independence determinations under the guidelines in section (b) below will be based upon the extent of commercial relationships during the three completed fiscal years preceding the determination.

a. A director will not be independent if:

i. the director is employed by GE, or an immediate family member is an executive officer of GE;

ii. the director receives any direct compensation from GE, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

iii. an immediate family member receives more than $120,000 per year in direct compensation from GE;

iv. the director is affiliated with or employed by GE's independent auditor, or an immediate family member is affiliated with or employed by GE's independent auditor and such immediate family member personally works or worked on GE's audit; or

v. a GE executive officer is on the compensation committee of the board of directors of a company which employs the GE director or an immediate family member as an executive officer.

b. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with GE and the sales by that company to GE or purchases by that company from GE, in any single fiscal year during the evaluation period, are more than the greater of two percent of the annual revenues of that company or $1 million.

c. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or an immediate family member is an executive officer, of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other at the end of the last completed fiscal year is more than two percent of the other company's total consolidated assets.

d. A director will not be independent if, at the time of the independence determination, the director serves as an executive officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are the greater of $200,000 or one percent of that organization's annual consolidated gross revenues during its last completed fiscal year. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.)

5. Size of Board and Selection Process

The directors are elected each year by the shareowners at the annual meeting of shareowners. Shareowners may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 13 to 17 directors.

[GE: Rule 14a-8 Proposal, November 10, 2011]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $15 million for our CEO Jeffrey Immelt. The Corporate Library said executive pay policy had worsened at our company.

Mr. Immelt received a mega-grant of two million stock options in 2010. Our four other Named Executive Officers (NEOs) received mega-grants of one million options. It was the only equity pay given to NEOs in 2010. To be effective, equity pay given as a long-term incentive should include performance-vesting features and not provide rewards due to a rising market alone.

Mr. Immelt's $4 million annual bonus was determined at the discretion of our Executive Pay Committee. Immelt's increase in pension was $6.3 million.

We had too many directors (16) – unwieldy board concern and potential for CEO dominance. Three directors were on 4 boards each – overextension concern. Six of our 16 board members had been on our board for 12 to 19 years – succession-planning concern.

Roger Penske was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with Delphi Corporation which filed for bankruptcy. Penske was also an inside-related director.

Douglas Warner had more than 19-years tenure (independence concern) and held seats on our key audit, executive pay and nomination committees. Andrea Jung and James Tisch received our highest negative votes. And Mr. Tisch had only been a director since 2010.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

The company did not cite any rule that shareholder proposals must exclude external guidelines. The company also did not cite any rule that shareholder proposals must describe the substantive provisions of any external guidelines used or of certain types of external guidelines used.

The company does not give a reason why it would need no action relief when it is free to oppose this proposal in its proxy statement with the same claims made in its no action request. And then the shareholders could decide what they think of the company's arguments on this thoroughly vetted topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>